Filed by SciSparc Ltd. pursuant to
Rule 425 under the Securities Act of 1933, as amended

Subject Company: AutoMax Motors Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025 (Report No. 1)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Third Addendum to Merger Agreement

On March 27, 2025, SciSparc Ltd. (the “Company”) entered into a third addendum (the “Addendum”) to the Agreement and Plan of Merger previously announced by the Company on April 11, 2024 (the “Merger Agreement”) with AutoMax Motors Ltd. (“AutoMax”) and SciSparc Merger Sub Ltd. and as amended by the first addendum to the Merger Agreement on August 14, 2024, and by the second addendum to the Merger Agreement on November 26, 2024. Pursuant to the Addendum, the right to terminate the Merger Agreement if the merger was not consummated by March 31, 2025 was deferred to September 30, 2025. In addition, the definition of “Exchange Ratio” was revised to remove the rounding to four decimal places of the Exchange Ratio.

Additional Information and Where You Can Find It

In connection with the proposed transactions between the Company and AutoMax, the Company has filed a registration statement and a proxy statement with the U.S. Securities Exchange Commission (the “SEC”). This communication is not a substitute for the registration statement, the proxy statement or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the registration statement or the proxy statement, as applicable, and all other relevant documents filed or furnished or that will be filed with or furnished to the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the proxy statement will be available free of charge on the Company’s website at https://investor.scisparc.com, by contacting the Company’s Investor Relations at IR@scisparc.com or by phone at +972-3-6167055.

Participants in Solicitation

The Company, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s ordinary shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 1, 2024. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Report of Foreign Private Issuer on Form 6-K will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437 and 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: April 1, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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